

PROXY CARD FOR

**MILESTONE TREASURY OBLIGATIONS FUND**
SPECIAL MEETING OF SHAREHOLDERS – DECEMBER 27, 2011

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES.  This proxy card will be voted as instructed.  If no specification is made, the proxy card will be voted "FOR" the proposals.  The proxies are authorized, in their discretion, to vote upon such matters as may come before the Special Meeting or any adjournments.**

**YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED.** The undersigned acknowledges receipt with this Proxy Statement of the Board of Trustees.  Your signature(s) on this should be exactly as your name(s) appear on this Proxy.  If the shares are held jointly, each holder should sign this Proxy.  Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing

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Signature

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Signature (if held jointly)

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Date

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PLEASE FOLD HERE AND RETURN THE ENTIRE BALLOT – DO NOT DETACH

This proxy is solicited by the Board of Trustees, who unanimously recommends that
you vote "FOR" the Proposals.

**VOTE BY PHONE:**
To cast your vote by phone with a proxy voting representative, call toll-free 1(800) 581-5238 and provide the representative with the TAG ID found on the bottom left of this proxy card. Representatives are available to take your voting instructions Monday through Friday 9:00 A.M. to 10:00 P.M. and Saturday 12:00 P.M. through 6:00 P.M. Eastern Time.

**VOTE BY MAIL:**
To vote your proxy by mail, check the appropriate voting box on the reverse side of the Proxy Ballot, sign and date the ballot and return it in the enclosed postage-paid envelope or mail to: TAG Proxy Services, P.O. Box 268, Lyndhurst, NJ 07071.

THIS CARD IS VALID ONLY WHEN SIGNED AND DATED.  PLEASE COMPLETE AND RETURN THIS PROXY BALLOT PROMPTLY.
PROXY BALLOTS MUST BE RECEIVED BY DECEMBER 27, 2011 TO BE COUNTED.

TAGID                                   SCANNER CODE                                   CUSIP

**MILESTONE TREASURY OBLIGATIONS FUND**

**THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY'S BOARD OF TRUSTEES, AND MAY BE REVOKED PRIOR TO ITS EXERCISE BY FILING WITH THE SECRETARY OF THE COMPANY AN INSTRUMENT REVOKING THIS PROXY OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY APPEARING IN-PERSON AND VOTING AT THE MEETING.**

**THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS AND IN THE APPOINTED PROXIES' DISCRETION UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.**

PLEASE MARK VOTES AS IN THIS EXAMPLE: ■

**THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR THE FOLLOWING:**

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 1. To approve an Agreement and Plan of Reorganization by AdvisorOne Funds ("AdvisorOne"), on behalf of the Acquiring Fund, The Milestone Funds (the "Acquired Trust"), on behalf of the Acquired Fund, which provides for the acquisition of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption of the liabilities of the Acquired Fund by the Acquiring Fund (the "Plan of Reorganization"). A vote in favor of the Agreement and Plan of Reorganization will also constitute a vote in favor of the liquidation and dissolution of the Acquired Fund in connection with the reorganization (the "Proposed Reorganization"). | ☐ | ☐ | ☐ |
| 2. To approve a new Investment Advisory Agreement by and between, the Acquired Trust and CLS with respect to the Acquired Fund. **No fee increase is proposed.** | ☐ | ☐ | ☐ |
| 3. Any other business that may properly come before the meeting or any adjourned or postponed session of the Meeting. | | | |

MEETING ATTENDANCE:

MARK THE BOX TO THE RIGHT IF YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE BE PREPARED TO PRESENT PHOTO IDENTIFICATION AND PROOF OF SHARE OWNERSHIP. ☐

NOTE ADDRESS CHANGE:

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IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE WITH VOTING, PLEASE CALL 1 (800) 581-5238
FROM 9:00 A.M. TO 10:00 P.M. ET MONDAY THROUGH FRIDAY AND 12:00 P.M. TO 6:00 P.M. ET SATURDAY.

**A COPY OF THE PROXY STATEMENT AND SAMPLE OF THE BALLOT ARE AVAILABLE ONLINE AT:**
**www.proxyonline.us/docs/milestonetreasuryobligationsfund.pdf**

PLEASE SIGN AND DATE ON REVERSE SIDE.

TAGID                                  SCANNER CODE                                  CUSIP